Issued by: BHP Billiton Plc

To: Company Announcements Office
The London Stock Exchange
Old Broad Street
London EC2N 1HP
United Kingdom
Company Announcements Office

The Australian Stock Exchange
4th Floor, 20 Bridge Street
Sydney NSW 2000
Australia

cc: New York Stock Exchange Swiss Stock Exchange New Zealand Stock Exchange Johannesburg Stock Exchange Paris Bourse (Euronext) Deutsche Bank

Date: 13 February 2003

For Release: Immediately

Contact: Ines Watson + 44 (0)20 7802 4176

Notification of Major Interests in Shares

The following notification was received today by BHP Billiton Plc in a letter from Putnam Investment Management, LLC and The Putnam Advisory Company, LLC dated 7 February 2003 relating to major interests in shares of BHP Billiton Plc as at 7 February 2003:

"Notification of the Holdings under Part VI of the Companies Act 1985, as amended (the "Companies Act") on the Disclosure of Interest in Shares

Putnam Investment Management, LLC and The Putnam Advisory Company, LLC (together "Putnam") are hereby notifying you of certain holdings of its clients pursuant to the above legislation. Each Putnam entity is an investment advisor registered in the United States pursuant to the Investment Advisors Act of 1940.

As of February 7, 2003 clients of Putnam hold beneficial interests in 103,911,218 BHP Billiton Plc shares representing 4.210% of the shares outstanding. The shares are held by Putnam's clients for investment purposes only."

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia